Exhibit 99.1

Ucommune Announces Extraordinary General Meeting

BEIJING, August 11, 2025 (PRNewswire) -- -- Ucommune International Ltd (Nasdaq: UK) (“we”, “Ucommune” or “the Company”) today announced that it will hold the extraordinary general meeting of shareholders (the “Meeting”) at 10:00 am on September 8, 2025, Beijing time (10:00 pm on September 7, 2025, U.S. Eastern time) at No. 2 Dongsihuan North Road, Building 1, 4th Floor, Chaoyang District, Beijing, China. The Board of Directors of the Company has established the close of business on August 11, 2025, Eastern time (the “Record Date”), as the record date for determining shareholders entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof.

The purpose of the Meeting is to: (i) change the voting power of the Class B ordinary shares, par value of US$0.024 each, of the Company (the “Class B Ordinary Shares”) from fifty-five (55) votes for each Class B Ordinary Share to one hundred and seventy (170) votes for each Class B Ordinary Share (the “Change of Voting Power”); (ii) amend the conversion right of the Company’s ordinary shares, that upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an affiliate of such holder, or upon a change of beneficial ownership of any Class B Ordinary Shares as a result of which any person who is not an affiliate of the registered holders of such ordinary shares becomes a beneficial owner of such ordinary shares, such Class B Ordinary Shares shall not be automatically converted into an equal number of Class A ordinary shares of the Company, and such person or entity shall be entitled to all the rights, preferences, privileges and restrictions of the Class B Ordinary Shares (the “Amendment of Conversion Right”); (iii) approve the adoption of the third Amended and Restated Memorandum and Articles of Association with effect immediately after both the Change of Voting Power and the Amendment of Conversion Right taking effect.

ABOUT UCOMMUNE INTERNATIONAL LIMITED

Ucommune is China’s leading agile office space manager and provider. Founded in 2015, Ucommune has created a large-scale intelligent agile office ecosystem covering economically vibrant regions throughout China to empower its members with flexible and cost-efficient office space solutions. Ucommune’s various offline agile office space services include self-operated models, such as U Space, U Studio, and U Design, as well as asset-light models, such as U Brand and U Partner. By utilizing its expertise in the real estate and retail industries, Ucommune operates its agile office spaces with high efficiency and engages in the urban transformation of older and under-utilized buildings to redefine commercial real estate in China.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

INVESTOR AND MEDIA CONTACTS

Ucommune International Ltd

ir@ucommune.com

SOURCE Ucommune International Ltd